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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*



Rochester Medical Corp.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


771497104
(CUSIP Number)


12/31/2007
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_X_]Rule 13d-1(b)
[___]Rule 13d-1(c)
[___]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 771497104


1.Names of Reporting Persons:		Townsend Group Investments
						22601 Pacific Coast Highway
						Suite 200
						Malibu CA 90265


  I.R.S. Identification Nos. of above persons:	95-3180628


2.Check the Appropriate Box if a Member of a Group
										(a) [_]
										(b) [X]


3.	SEC Use Only

4.	Citizenship or Place of Organization:	United States

Number of		5.Sole Voting Power:          88,400
Shares
Beneficially	6.Shared Voting Power:        627,704
Owned by
Each Reporting	7.Sole Dispositive Power:     88,400
Person With
       		8.Shared Dispositive Power:   627,704


9.Aggregate Amount Beneficially Owned by Each Reporting Person:	716,104


10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares [_]


11.Percent of Class Represented by Amount in Row (9):               6.06%


12.Type of Reporting Person:		IA

Item 1.
(a)	Name of Issuer:    Rochester Medical Corp.

(b)	Address of Principal Executive Offices of Issuer:
       One Rochester Medical Drive
	Stewartville MN 55976

Item 2.
(a)	Name of Person Filing:
       Townsend Group Investments, Inc.

(b)	Address of Principal Business Office:
       22601 Pacific Coast Hwy.
       Suite 200
       Malibu CA 90265

(c)	Citizenship:	United States

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:			771497104

Item 3.If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or(c), check whether the person filing is a:
(a)[___]Broker or dealer registered under Section 15 of the Act
(15 U.S.C. 78o).

(b)[___]Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[___]Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[___]Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)[_X_]An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)[___]An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

(g)[___]A parent holding company or control person in accordance with
Section 240.13d-1(b)(1)(ii)(G);

(h)[___]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)[___]A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)[___]Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:	716,104

(b)Percent of class:          6.06%

(c)Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote:	88,400

(ii)Shared power to vote or to direct the vote: 627,704

(iii)Sole power to dispose or to direct the disposition of:  88,400

(iv)Shared power to dispose or to direct the disposition of: 627,704

Item 5.Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [___].

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.Identification and Classification of Members of the Group

Not Applicable

Item 9.Notice of Dissolution of Group

Not Applicable

Item 10.Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2008

TOWNSEND GROUP INVESTMENTS, INC.
By: 	/s/ T. Brook Townsend, III
       -------------------------
	T. Brook Townsend, III
      President